Consolidated Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2017 and 2018

(unaudited)

	Common Stock		Preferred Stock		Additional Paid	Treasury Stock		Non Controlling	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amou in Capital		Stock	Amount	Interest	Deficit	Equity
Balance - December 31,2016	$1,492,500	$149	286,126	$29	$1,305,243	31,250	($3,125)	($19,631)	($1,516,287)	$926,351
Shares issued at $4.57			875,261		$3,999,941					$3,999,941
Net Loss									($1,330,015)	($1,330,015)
Balance - December 31,2017	$1,492,500	$149	1,161,387	$29	$1,305,243	31,250	($3,125)	($19,631)	($2,846,302)	$3,596,277
Shares issued at $5.65			101,274		$572,198					$572,198
Net Loss									($1,927,808)	($1,927,808)
Balance - December 31,2018	$1,492,500	$149	1,262,661	$29	$1,877,441	31,250	($3,125)	($19,631)	($4,774,110)	$2,240,667